Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Rogers Communications Board Increases and Declares Dividend

     Board Increases Annualized Dividend 10% to $1.28 Effective Immediately;

     Quarterly Dividend of $0.32 per Share Declared by Board Today Reflects
Newly Established $1.28 per Share Annual Dividend Payout Level

     TORONTO, Feb. 17 /CNW/ - Rogers Communications Inc. ("Rogers") announced today that its Board of Directors adopted a dividend policy which increases the annualized dividend rate by 10% from $1.16 to $1.28 per Class A Voting and
Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.32 per share.
     Also today, the Rogers Board declared a quarterly dividend totalling
$0.32 per share on each of its outstanding Class B Non-Voting shares and Class
A Voting shares.
     The quarterly dividend declared today will be paid on April 1, 2010 to shareholders of record on March 5, 2010, and is the first quarterly dividend to reflect the newly increased $1.28 per share annual dividend level. Such quarterly dividends are only payable as and when declared by Rogers' Board and there is no entitlement to any dividend prior thereto.

     About the Company:

     Rogers Communications is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada's largest wireless provider. Through Cable, we are one of Canada's leading providers of cable television services as well as high-speed Internet access and telephony services. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock
Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

     %CIK: 0000733099

     /For further information: Bruce M. Mann, (416) 935-3532,
bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com/
     (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.; Rogers Wireless; Rogers Cable Inc.; Rogers
     Media Inc.

CNW 10:22e 17-FEB-10